Decidedly Different.

West Bancorporation

2008 ANNUAL REPORT

Local roots grow deep and hold steady.

2008 will go down as a year that many don't want to repeat. Of course, this wasn't the first time that our country and our communities have faced serious challenges.

West Bank has been a part of the local community since 1893, so we have weathered many a storm right alongside our customers throughout the years. But we've also shared in the sunny days that are always sure to follow.

We've not only watched our communities change and grow, but we've also invested in that growth since our inception. At West Bank, we're proud of all the acorns we've helped plant over the years and the mighty oaks that have sprung from those plantings.

When the tree's roots have grown deep over time, the tree can provide both shelter and new growth. At West Bank, we're proud to offer our customers both. No matter what the weather.

Shareholders’ Letter

Dear Fellow Shareholders:

In February of 2008, I told my co-workers how glad I was that 2007 was over and that I was looking forward to a challenging, but less turbulent, year. I could not have been more wrong about what was about to happen.

The rapidly accelerating credit crisis in residential housing that began in 2007 turned out to be just the flashpoint for what appears to be the worst economic downturn since the Great Depression.

Your Company was not immune to the problems. For example, many of West Bank’s residential construction customers could not sell the already-built properties in their 2008 inventory and ceased new construction. This caused problems for those customers and for their sub-contractors and suppliers, many of whom are also our customers. Well-known companies suffered significant losses and some failed, subs and suppliers were not paid, and people lost money and jobs. When our customers have significant unanticipated problems, so do we.

While many anticipated some economic fallout from the real estate related problems, few foresaw the magnitude of problems that would arise in almost every other business sector, both here and abroad. As 2008 progressed, West Bank experienced ongoing deterioration in the quality of its loan portfolio as customers in the retail, commercial, industrial and non-profit sectors also experienced financial setbacks.

The bond markets also suffered historic setbacks in 2008. We recognized losses in our investment portfolios resulting from defaults and the accounting treatment of certain investments as “other-than-temporarily impaired.” The securities that generated these losses were all in the financial services sector and were all considered to be safe and prudent when we purchased them.

We have taken significant steps to reduce the risk of additional losses in both our loan and bond portfolios. In 2008, we increased our provision for loan losses to $16,600,000 compared to the $2,350,000 provision we made in 2007. We expect to increase the allowance in 2009. We have sold some bonds and are continuing to monitor others, with the objective of avoiding additional defaults or write-downs. Despite these actions, I can not eliminate the possibility of additional losses, but I want you to know that your Board of Directors and my co-workers are working hard to make the best of a very difficult situation. Furthermore, not all the news is bad.

Despite our loan and investment setbacks, we remained well-capitalized at the end of 2008. In the fourth quarter we participated in the U.S. Department of the Treasury’s Capital Purchase Program. We sold preferred stock and a warrant for common stock to the Treasury for $36,000,000. These funds were used to pay off $2,000,000 in debt at the holding company level and increase West Bank’s capital by $34,000,000. This additional capital means we have the ability to continue lending and also provides us with a cushion in the event of additional difficulties.

Our core business remained strong in 2008. Both loans and deposits grew, as shown on page 11 of this Annual Report. We also made money in 2008. Our net interest income grew by $2.9 million. It bears repeating that our 2008 earnings, while significantly less than 2007, were positive. Those profits allowed us to pay quarterly dividends in 2008. Dividends need to be paid from net income and not capital, so we reduced our dividend in the fourth quarter to bring it in line with our earnings.

A significant reason why we not only survived 2008, but also achieved some success is our talented and dedicated staff. Daily, they represent the core values of the companies. They are dedicated to providing you value as shareholders by providing our customers, communities and their co-workers the resources needed to succeed. Our core values and culture will be the backbone of our future success.

Several outstanding employees were recognized for their efforts in 2008. We awarded the David L. Miller Award to Georgann Mefferd, our Vice President and Compliance Officer who passed away in January. During her tenure at West Bank she demonstrated Dave Miller’s determination and grit. We miss her. Carol Stone received the Outstanding West Bank Employee Award for her efforts as Vice President and Senior Trust Officer, and Joanna Crutison received the Outstanding WB Capital Employee Award for her role in the trading department. Finally, Han Wu, a Vice President at the Bank, received the Community Spirit Award for his contributions to Variety Club and many other community organizations. I congratulate and thank each of these award winners as well as all of my other fellow employees for work well done.

I believe that the year ahead will be just as difficult as 2008. We will work hard to overcome the issues facing your Company. This will be a slow and difficult process, especially if the general economy does not begin to improve this year. We will continue to seek out high-quality loans in 2009, but we expect loan growth to slow due to a shortage of high credit quality loan opportunities. Deposit growth will be one of our main focuses in 2009, as we expect customers and investors to continue to look for safe, high-quality uses for their money. We recently opened our new branch office in Waukee. Please stop by and take a look.

We will continue to focus on our core businesses of community banking and asset management and remain true to our core values. We look forward to serving our customers and providing a competitive investment return for you. We appreciate your input and support. Please do not hesitate to contact me if I may be of service.

Very truly yours,
Thomas E. Stanberry
Chairman, President and
Chief Executive Officer

Giving Back Is the West Bank Way

We only have one page in this annual report to highlight our biggest accomplishments for the year. We could have talked about the launch of Reward Me Checking or the addition of our new customer relationship management system. But the decision was an easy one.

West Bank employees earned an award for which we are incredibly proud and grateful. On Oct. 28, we were honored with the Community Champion Award.

The recognition was based on specific business practices such as fostering an environment that supports community service, creating an employee-friendly workplace, and sustaining a reputation of integrity and quality.

We’re very proud of the award, but we’re even more proud of our people. They breathe life into the value of “giving back.”

We are incredibly fortunate to have team members with compassionate hearts and a willingness to share their talents. Take a look at this amazing statistic: West Bank’s 200 employees fill over 80 board positions for various non-profit organizations in Iowa.

Whether it’s a flood relief effort, the Miracle League’s new ballpark or a customer who needs a little help balancing his checkbook every month – if you look closely, you’ll see the handprint and “heartprint” of West Bank employees.

West Bank Goes West!

Executive Officers Doug Gulling, Tom Stanberry, Sharen Surber, and Brad Winterbottom

The new West Bank branch in Waukee is a customer-friendly response to requests for a branch office farther west.

“We’re excited to be in Waukee,” says Sharen Surber, West Bank executive vice president of facilities management. “It’s a growing community and a lot of our customers have been asking us when we’ll expand out west.”

This particular branch will be staffed to help customers with personal and business accounts, mortgages, loans and other banking needs, along with the usual complement of personal bankers and tellers to make banking a breeze.

The branch office is located at 955 E. Hickman Road, near the northwest corner of Alice’s Road and Hickman. At 4,292 square feet, the branch is bigger than West Bank branches in similar markets and was constructed with geothermal heating and cooling. This technology uses the earth’s natural temperature to heat and cool water that runs through a heat exchanger, maintaining a constant 70 to 72 degree temperature inside the building.

Located along the Raccoon River Valley Bike Trail, the branch is putting out the welcome mat for the many bicyclists in the area. The branch even has an air hose for filling up low bike tires, and a bike rack for use while in the bank or just taking a break.

West Bank now has eight branches throughout the Des Moines metro area, two in Iowa City and one in Coralville.

Leadership is about seeing the path and shining a light so others can see it too. The stronger the beam of light, the further we can see and plan. That sharp-sightedness offers additional stability and strength.

Thanks to the vision and guidance of the West Bancorporation’s board of directors, we’re able to find our way to provide service and support to our customers, community and employees.

Jim Conlin, Conlin Properties

30 Years of Working Together
To Improve Communities

Jim Conlin believes that people deserve affordable housing that is safe, attractive, and supports their families’ hopes and dreams. He believes in this vision so strongly that his company, Conlin Properties, builds and manages apartment buildings and duplexes designed to truly be “home” for many of Iowa’s low- to moderate-income families.

Conlin Properties goes beyond the expected in this type of residential housing. Basketball courts, play areas and other family-friendly amenities are the hallmarks of a Conlin Properties location.

With more than 170 residential properties to its credit, Conlin Properties has proven the company’s acumen in this arena. But back in 1991, as Conlin was preparing his first foray into the low-income housing tax credit program, he was looking for a bank partner willing to take some risk on his new effort.

“West Bank was integral to our launch of this new avenue,” Conlin said as he recalled the start of the relationship, “and has been instrumental ever since. We need a bank that can turn on a dime and manage complex federal requirements today. Back then, we needed a bank that was willing to take a chance.”

Kristin Saddoris, vice president at Conlin, heads up its construction division and works directly with West Bank’s senior vice president of commercial banking, Rod Weikert. “For us, Rod is the face of West Bank. We know there’s a whole team of people behind him, but he’s our point of contact,” Saddoris explained. “If we run into a problem, I know I can pick up the phone and Rod and I will sort it out together. It could be for a letter of credit or just an issue with one of our accounts. You have no idea how much easier that makes my job.”

In today’s environment, Conlin finds great value and comfort in West Bank’s longevity, security and local roots. But he also appreciates that his bank knows more than just banking. “Sometimes we are considering a project for over 10 years before all the specifics align and then it’s go time. We don’t have time for a learning curve. We need a banker who understands business. Our business.”

We’re proud to work alongside Conlin Properties as they say “welcome home” to even more Iowans.

John Cosaert, Heartland Express

Doing the Right Things Every Day

In 2008, Forbes Magazine recognized Heartland Express as one of the 200 Best Small Companies in America. But that’s nothing new. Heartland Express has earned its way onto that prestigious list 17 times!

Heartland Express executives give all the credit to their employees. They have invested in their people, creating the best possible work environment and giving them the tools to take care of the customer. In an era when many trucking companies are struggling or failing, Heartland Express’ success as a national truckload carrier is even more impressive.

As Heartland Express’ financial partner, it’s West Bank’s job to provide innovative products and programs that protect its success and keep the company poised for new opportunities.

That is what prompted Branch Manager Katie Schneider to introduce a very sophisticated program to Heartland’s CFO, John Cosaert. West Bank’s membership in the CDARS (Certificate of Deposit Account Registry Service) network allows our customers to obtain FDIC coverage for up to $50 million in deposits without the inconvenience of spreading CD investments across several different banks.

“West Bank has always delivered a whole new level of customer service, but the CDARS program is ideal,” Cosaert explained. “It would not be possible to invest our excess cash in FDIC insured certificates of deposit if we had to do it in $100,000 increments.”

But today, with a single phone call to West Bank, Heartland Express can invest its excess cash; obtain FDIC coverage; retain West Bank’s rate for each CD maturity; and even get a single, consolidated statement.

“The CDARS program offers us a level of security that’s hard to find in today’s marketplace,” Cosaert added. “West Bank is making it possible for us to operate this business with the utmost investment safety and still provide a rate of return that gives us the capital to keep getting even better for our shareholders, employees and customers.”

We are very proud to be partners with a company whose philosophy is that every achievement comes from its people doing the right things every day. We couldn’t agree more.

Bill Peterson; Alan Kemp; Bob Haug, IPAIT

Working Together to Help Iowa Grow

Almost all local governments (cities and counties) have a shared need. They need secure, short-term investment options for their operating funds and reserves.

In 1987, the Iowa League of Cities, the Iowa State Association of Counties and the Iowa Association of Municipal Utilities came together to create the Iowa Public Agency Investment Trust (IPAIT).

“IPAIT provides eligible Iowa public agencies a viable alternative to safely invest,” said Alan Kemp, Executive Director of the Iowa League of Cities, “and because the trust offers investment options, the rate of return potential is much greater.”

For IPAIT to work, it requires an organization to serve as investment advisor and administrator. That’s where WB Capital Management Inc. comes in. WB Capital not only manages the investments, but they also provide all of the day-to-day program support.

As IPAIT has grown to more than 400 participants, the three investment objectives, in order of importance, have remained constant: safety, liquidity and yield.

“We typically have half a billion dollars in daily assets,” added Bob Haug, executive director of the Iowa Association of Municipal Utilities. “With those kinds of dollars, we need to know that we’re getting the very best investment counsel and providing exceptional customer service. WB Capital provides both.”

WB Capital has enhanced the program significantly since its inception. IPAIT participants utilize the program’s many features, which include a unique, Internet-based participant accounting system that allows real-time account inquiry and transaction capabilities, and the ability to pay vendors directly from their IPAIT accounts through Vendor Pay.

“Thanks to WB Capital’s investments of both capital and human resources into the program’s administration, we’re able to offer members a very robust solution, “commented Bill Peterson, executive director of the Iowa State Association of Counties, “and any time you have 81 of the 99 counties participating in something, you know it’s adding value.”

Jay Johnson, Quad City Bank & Trust

Forging Partnerships to Serve Customers Better

Picture a locally owned community bank that is focused on serving business customers with unparalleled service, customized products and unmatched integrity. Sounds familiar, doesn’t it?

That’s what makes Quad City Bank & Trust a perfect partner for West Bank.

Our two banks share a very similar philosophy about our obligation to our customers, employees and community. We work hard to create business relationships that span generations and value the loyalty that comes from those relationships.

So when one of our best customers comes to us with an incredible business opportunity that is going to require capitalization beyond our legal or in-house lending limits, we naturally want to help them take advantage of that opportunity in any way we can.

That’s when it’s great to have a business partner like Quad City Bank & Trust.

We can combine the lending power of both financial institutions and join together to lend our customer the money they need.

In this situation, everyone wins. West Bank customers win because they get the access to funding they need, and we manage all the paperwork and details so there’s no extra work for them. They get to enjoy the personalized service of a local business bank, but have access to the lending horsepower of a much larger institution.

West Bank wins, because it is able to meet its customers’ needs and make a good loan. And Quad City Bank & Trust wins because they get to make a profitable loan as well, secure in the knowledge that West Bank will return the favor when one of its best customers is in the same situation.

“The collaborative relationship we have with West Bank allows us to be a better bank for our customers,” stated Jay Johnson, first vice president of Quad City Bank & Trust, “and it also allows us to service larger clients than we could on our own.”

Because both banks are locally owned and controlled, decisions can be made quickly when needed. That sort of agility is just what today’s business owner needs. Johnson adds that this sort of arrangement would not work with just anyone. “Just like any good relationship, there’s a great deal of mutual trust and respect between the two banks. We’re proud to be associated with West Bank.”

We couldn’t have said it better ourselves.

West Bancorporation, Inc., and Subsidiaries

FINANCIAL HIGHLIGHTS	(dollars in thousands, except per share amounts)

YEAR-END BALANCES	2008	2007	2006	2005	2004
Assets	$ 1,553,188	$ 1,339,968	$ 1,268,536	$ 1,244,380	$ 1,148,435
Investment securities	189,608	237,378	261,578	274,719	347,052
Loans	1,101,753	985,423	904,422	867,504	725,845
Non-performing loans	28,835	5,877	650	4,912	860
Deposits	1,154,787	910,925	925,334	944,893	865,932
Stockholders’ equity	150,063	121,606	113,812	104,521	97,620

AVERAGE BALANCES
Assets	1,371,401	1,309,119	1,298,410	1,192,208	1,066,511
Investment securities	189,206	252,477	270,484	313,015	301,718
Loans	1,054,558	945,669	918,992	785,164	645,875
Deposits	954,423	903,972	991,603	862,376	764,741
Stockholders’ equity	118,090	116,683	107,345	100,392	94,209

RESULTS OF OPERATIONS
Net interest income	41,100	38,204	39,067	38,373	35,647
Provision for loan losses	16,600	2,350	1,725	1,775	1,200
Noninterest income	11,706	16,365	16,168	11,744	10,860
Noninterest expense	26,946	24,823	24,975	18,872	17,122
Income before income taxes	9,260	27,396	28,535	29,470	28,185
Net income	7,636	18,920	19,407	20,075	18,614

PER COMMON SHARE
Net income - basic	0.44	1.08	1.11	1.14	1.06
Net income - diluted	0.44	1.08	1.11	1.14	1.06
Dividends	0.640	0.640	0.625	0.610	0.595
Book value	6.69	6.96	6.49	5.96	5.57
Closing price	12.25	13.04	17.78	17.81	16.77

RATIOS
Return on average equity	6.47%	16.21%	18.08%	20.00%	19.76%
Return on average assets	0.56%	1.45%	1.49%	1.68%	1.75%
Efficiency ratio	45.25%	44.23%	43.71%	36.50%	35.99%
Net interest margin	3.38%	3.28%	3.38%	3.62%	3.71%
Average equity as % of average assets	8.61%	8.91%	8.27%	8.42%	8.83%
Allowance for loan losses as % of loans	1.40%	0.91%	0.94%	0.88%	0.90%
Net charge-offs as % of average loans	0.96%	0.20%	0.09%	0.09%	0.10%
Non-performing loans as % of loans	2.62%	0.60%	0.07%	0.57%	0.12%

West Bancorporation, Inc., and Subsidiaries

CONSOLIDATED BALANCE SHEETS	(dollars in thousands, except per share amounts)

	DECEMBER 31
ASSETS	2008	2007
Cash and due from banks	$23,712	$49,529
Federal funds sold and other short-term investments	173,257	414
Cash and cash equivalents	196,969	49,943

Securities available for sale	181,434	231,427
Federal Home Loan Bank stock, at cost	8,174	5,951
Loans held for sale	1,018	1,858
Loans	1,100,735	983,565
Allowance for loan losses	(15,441)	(8,935)
Loans, net	1,085,294	974,630
Premises and equipment, net	4,916	5,181
Accrued interest receivable	6,415	7,829
Goodwill and other intangible assets	26,334	27,061
Bank-owned life insurance	25,277	24,341
Other assets	17,357	11,747
Total assets	$1,553,188	$1,339,968

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits:
Noninterest-bearing demand	$174,635	$196,698
Interest-bearing demand	97,853	85,027
Savings	238,058	243,405
Time of $100,000 or more	274,825	160,936
Other time	369,416	224,859
Total deposits	1,154,787	910,925

Federal funds purchased and securities sold under agreements to repurchase	93,111	166,930
Other short-term borrowings	245	2,672
Long-term borrowings	145,619	123,619
Accrued expenses and other liabilities	9,363	14,216
Total liabilities	1,403,125	1,218,362

Stockholders’ Equity
Preferred stock, $0.01 par value, with a liquidation preference of $1,000 per share; authorized 50,000,000 shares; 36,000 shares issued and outstanding at December 31, 2008; no shares authorized at December 31, 2007
	33,548	-
Common stock, no par value; authorized 50,000,000 shares; 17,403,882 and 17,462,182 shares issued and outstanding at December 31, 2008 and 2007, respectively	3,000	3,000
Additional paid-in capital	34,452	32,000
Retained earnings	82,793	87,084
Accumulated other comprehensive loss	(3,730)	(478)
Total stockholders’ equity	150,063	121,606
Total liabilities and stockholders’ equity	$1,553,188	$1,339,968

West Bancorporation, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME	(dollars in thousands, except per share amounts)

	YEARS ENDED DECEMBER 31,
	2008	2007	2006
Interest Income:
Loans	$63,524	$70,155	$67,176
Securities:
Government agencies and corporations	2,903	5,834	6,046
States and political subdivisions	4,152	3,742	4,117
Other	1,485	1,544	1,494
Federal funds sold and other short-term investments	467	752	903
Total interest income	72,531	82,027	79,736

Interest Expense:
Demand deposits	1,223	1,830	464
Savings deposits	3,812	7,118	7,448
Time deposits	16,486	21,203	23,557
Federal funds purchased and securities sold under agreements to repurchase	2,788	6,769	4,002
Other short-term borrowings	39	345	46
Long-term borrowings	7,083	6,558	5,152
Total interest expense	31,431	43,823	40,669
Net interest income	41,100	38,204	39,067

Provision for Loan Losses:	16,600	2,350	1,725
Net interest income after provision for loan losses	24,500	35,854	37,342

Noninterest Income:
Service charges on deposit accounts	4,832	4,794	4,821
Trust services	789	758	767
Investment advisory fees	7,401	7,920	8,040
Increase in cash value of bank-owned life insurance	936	890	857
Securities gains (losses), net	73	5	(171)
Investment securities impairment loss	(4,739)	-	-
Other income	2,414	1,998	1,854
Total noninterest income	11,706	16,365	16,168

Noninterest Expense:
Salaries and employee benefits	13,362	13,560	13,937
Occupancy	3,596	3,579	3,433
Data processing	2,287	2,225	2,217
Other expenses	7,701	5,459	5,388
Total noninterest expense	26,946	24,823	24,975
Income before income taxes	9,260	27,396	28,535

Income Taxes:	1,624	8,476	9,128
Net income	$7,636	$18,920	$19,407

Earnings per Common Share:
Basic	$0.44	$1.08	$1.11
Diluted	$0.44	$1.08	$1.11

West Bancorporation, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	(dollars in thousands, except per share amounts)

Years Ended December 31, 2008, 2007, and 2006	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2005		$-	$3,000	$32,000	$71,951	$(2,430)	$104,521
Comprehensive Income
Net income	$19,407	-	-	-	19,407	-	19,407
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	845	-	-	-	-	845	845
Total Comprehensive Income	$20,252
Cash dividends declared, $0.625 per share		-	-	-	(10,956)	-	(10,956)
Purchase of fractional shares resulting from stock dividend		-	-	-	(5)	-	(5)
Balance, December 31, 2006		-	3,000	32,000	80,397	(1,585)	113,812
Comprehensive Income			-
Net income	$18,920	-		-	18,920	-	18,920
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	1,107	-	-	-	-	1,107	1,107
Total Comprehensive Income	$20,027
Shares reacquired and retired under the common stock repurchase plan		-	-	-	(974)	-	(974)
Cash dividends declared, $0.640 per share		-	-		(11,224)	-	(11,224)
Other		-	-	-	(35)	-	(35)
Balance, December 31, 2007		-	3,000	32,000	87,084	(478)	121,606
Comprehensive Income Net income	$7,636	-	-	-	7,636	-	7,636
Other comprehensive loss, unrealized (losses) on securities, net of reclassification adjustment, net of tax	(3,252)	-	-	-	-	(3,252)	(3,252)
Total Comprehensive Income	$4,384
Preferred shares and common stock warrant issued		33,548	-	2,452	-	-	36,000
Shares reacquired and retired under the common stock repurchase plan		-	-	-	(789)	-	(789)
Cash dividends declared, $0.640 per share		-	-	-	(11,138)	-	(11,138)
Balance, December 31, 2008		$33,548	$3,000	$34,452	$82,793	$(3,730)	$150,063

FORM 10-K

A copy of the Company’s annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon request to Alice Jensen at 515-222-2300 or ajensen@westbankiowa.com. The annual report will also be available on the Securities and Exchange Commission’s Web site at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company’s Web site, www.westbankiowa.com, at Investor Relations, SEC Filings.

West Bancorporation, Inc., and Subsidiaries

STOCK INFORMATION

West Bancorporation, Inc., common stock is traded on the NASDAQ Global Select Market and quotations are furnished by the NASDAQ System. There were 267 common stockholders of record on December 31, 2008, and an estimated 1,800 additional beneficial holders whose stock was held in street name by brokerage houses.

Market and Dividend Information (1)
2008	High	Low	Dividends
1st quarter	$ 14.43	$ 11.71	$ 0.16
2nd quarter	13.48	8.63	0.16
3rd quarter	16.21	7.30	0.16
4th quarter	13.50	8.67	0.16

2007
1st quarter	$ 18.25	$ 14.29	$ 0.16
2nd quarter	16.36	14.17	0.16
3rd quarter	16.19	14.68	0.16
4th quarter	15.98	11.85	0.16

(1) The prices shown are the high and low sale prices for the Company’s common stock. The market quotations, reported by NASDAQ, do not include retail markup, markdown or commissions.

NASDAQ SYMBOL:   WTBA    WALL STREET JOURNAL & OTHER NEWSPAPERS: WestBcp

Transfer Agent/Dividend Paying Agent	General Counsel	Independent Registered Public Accounting Firm

Illinois Stock Transfer Company	Ahlers & Cooney, P.C.	McGladrey & Pullen, LLP
209 West Jackson Boulevard, Suite 903	100 Court Avenue	400 Locust Street
Chicago, Illinois 60606-6905	Suite 600	Suite 640
800-757-5755	Des Moines, IA 50309	Des Moines, IA 50309
www.illinoisstocktransfer.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The board of directors of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc., and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows (not presented herein) for each of the three years in the period ended December 31, 2008, and in our report dated March 5, 2009, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Des Moines, Iowa March 5, 2009

WEST BANK BOARD OF DIRECTORS

Frank W. Berlin	David R. Milligan	Connie Wimer
President, Frank W. Berlin & Associates	Senior Vice President, West Bank	Chairman,
Business Publications Corporation
Thomas A. Carlstrom	George D. Milligan
Neurosurgeon	President, The Graham Group, Inc.	Brad L. Winterbottom
President, West Bank
Joyce A. Chapman	Robert G. Pulver
Executive Vice President, West Bank - Retired	President & CEO,
	All-State Industries, Inc.	DIRECTORS EMERITUS

Douglas R. Gulling	Thomas E. Stanberry	Orville Crowley
Chief Financial Officer, West Bank	Chairman & Chief Executive Officer, West Bank	President, Linden Lane Farms

Kaye R. Lozier	Jack G. Wahlig	Harlan Hockenberg
Director of Development,	President, Integrus Financial, L.C.	Attorney, Coppola, McConville, Coppola,
Greater Des Moines Community Foundation		Hockenberg & Scalise, P.C.

WB CAPITAL MANAGEMENT INC. BOARD OF DIRECTORS

Jon K. Augustine	Douglas R. Gulling	Thomas E. Stanberry
Director, Chief Investment Officer	Interim Chief Executive Officer and Treasurer	Chairman

Christopher C. Cook	Amy M. Mitchell	Brad L. Winterbottom
Director, Institutional Consultant	Director, Chief Administration Officer
and Secretary

Kevin W. Croft	Thomas E. Myers
Director, Fixed Income Group Manager	Director, Alternative Investments Group

AFFILIATE LOCATIONS

www.WestBankIowa.com

Des Moines Market		www.WBCapitalManagement.com

Main Bank	North	1415 28th Street
1601 22nd Street • West Des Moines	3839 Merle Hay Road • Des Moines	Suite 200
West Des Moines, IA 50266
Grand	City Center
125 Grand Avenue • West Des Moines	809 6th Avenue • Des Moines
1150 5th Street
Urbandale	East	Suite 170
3255 99th Street • Urbandale	2440 East Euclid • Des Moines	Coralville, IA 52241

Waukee	South	Phone: 800.343.7084
955 East Hickman Road • Waukee	3920 SW 9th Street • Des Moines

Eastern Iowa Market

Downtown	Coralville	1601 22nd Street
229 S. Dubuque Street • Iowa City	1150 5th Street, Suite 170 • Coralville	West Des Moines, IA 50266

East
1910 Lower Muscatine Road • Iowa City		Phone: 515.222.2300

Member FDIC